

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2021

Katie Murray
Group Chief Financial Officer
NatWest Group plc
Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

> **Re: NatWest Group plc**
> **Registration Statement on Form F-3**
> **Filed December 22, 2021**
> **File No. 333-261837**

Dear Ms. Murray:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance